UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)   *

Lee Enterprises, Incorporated
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
523768109
(Cusip Number)
Yedi Wong Lonestar Capital Management, LLC One Maritime Plaza, Suite 1105 San Francisco, California 94111 (415) 362-7677
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
November 20, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
Page 1 of 10 Pages
Exhibit Index Found on Page 9

13D
CUSIP No. 523768109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Lonestar Partners, L.P.
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
            **        The reporting persons making this filing hold an aggregate of 3,000,000 Shares, which is 5.7% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,000,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 2 of 10 Pages

13D
CUSIP No. 523768109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Cottonwood Capital GP LLC
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 3,000,000 Shares, which is 5.7% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,000,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN UNITS (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 3 of 10 Pages

13D
CUSIP No. 523768109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Lonestar Capital Management LLC
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**            The reporting persons making this filing hold an aggregate of 3,000,000 Shares, which is 5.7% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,000,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON (See Instructions) IA, OO

Page 4 of 10 Pages

13D
CUSIP No. 523768109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jerome L. Simon
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
 **         The reporting persons making this filing hold an aggregate of 3,000,000 Shares, which is 5.7% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,000,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 5 of 10 Pages

13D
CUSIP No. 523768109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Yedi Wong
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
 **         The reporting persons making this filing hold an aggregate of 3,000,000 Shares, which is 5.7% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,000,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 6 of 10 Pages

             This Amendment No. 1 to Schedule 13D amends the Schedule 13D initially filed on November 1, 2013 (collectively, with all amendments thereto, the “Schedule 13D”) by the Reporting Persons identified therein with respect to shares of Common Stock, par value $0.01 per share, of Lee Enterprises, Incorporated (the “Company”).

Item 4.  Purpose of the Transaction.

 Item 4 is amended by adding the following as a new penultimate paragraph to Item 4.

On November 20, 2013, Lonestar Capital Management LLC (“LCM”) submitted a letter to the Board of Directors of the Company regarding the Company’s capital structure. A copy of such letter is attached hereto as Exhibit 2 and is incorporated by reference herein.

Item 7.  Materials To Be Filed As Exhibits.

There is filed herewith as Exhibit 2 the letter submitted by LCM to the Company’s Board of Directors on November 20, 2013.

Page 7 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  November 20, 2013

LONESTAR PARTNERS, L.P.

By:  Cottonwood Capital GP LLC,
        its General Partner

By:  /s/ Jerome L. Simon
Name:  Jerome L. Simon
Title:    Member

COTTONWOOD CAPITAL GP LLC

By:  /s/ Jerome L. Simon
Name:  Jerome L. Simon
Title:    Member

LONESTAR CAPITAL MANAGEMENT LLC

By:  /s/ Jerome L. Simon
Name:  Jerome L. Simon
Title:    Managing Member

By:  /s/ Jerome L. Simon
Name:  Jerome L. Simon

By:  /s/ Yedi Wong
Name:  Yedi Wong

Page 8 of 10 Pages

 EXHIBIT INDEX

EXHIBIT 2	Letter Submitted by LCM to Company's Board of Directors on November 20, 2013

Page 9 of 10 Pages

EXHIBIT 2
to
SCHEDULE 13D

LONESTAR CAPITAL MANAGEMENT LLC
November 19, 2013

Board of Directors

Lee Enterprises, Incorporated

201 North Harrison Street, Suite 600

Davenport, Iowa 52801

Dear Members of the Board of Directors:

As was disclosed in a Schedule 13D filed on November 1, 2013, Lonestar Partners, L.P., an investment fund advised by Lonestar Capital Management LLC (together, “Lonestar”), owns 3.0 million shares of common stock of Lee Enterprises, Incorporated (“Lee,” or the “Company”).  Lonestar commends the Company’s management for generating stable EBITDA and cash flow in a difficult industry environment.  The Company’s advertising sales efforts, digital initiatives and ongoing cost reductions have allowed Lee to deleverage at a rapid rate.  Lonestar believes that Lee’s prospect for further deleveraging is bright because of management’s efforts and the fact that local news remains a valuable product to readers and advertisers alike.

Lee’s balance sheet is an artifact from the bankruptcy and does not reflect this new reality.  The existing capital structure burdens the Company with too much overly-expensive debt, which needlessly absorbs much of the Company’s operating cash flow.  It also perpetuates an inefficient first lien structure under which certain debt instruments are secured by the “Pulitzer” entities while others are secured by an interest in all of Lee’s other operating entities (the “Legacy” entities).

Since filing its Schedule 13D, Lonestar has discussed Lee’s capital structure with management and the Company’s financial advisors.  We understand that the Company is seeking to refinance the 2nd Lien Agreement in an effort to reduce the cash interest burden and allow for faster deleveraging. We share these goals. However, we firmly believe that in order to refinance the entire capital structure, the bifurcated first liens at Pulitzer and Legacy should be eliminated. Otherwise, upon the retirement of the Pulitzer Notes in late 2014 or early 2015, the Company will be locked into paying second lien rates on a first lien facility.

We believe that the Company should be able to raise $650 to $700 million of true first lien. Given this, we feel that the Company should pursue a financing alternative that includes raising a minimum of $125 million of subordinate interests, with the expectation that this subordinated financing could be achieved concurrently with a refinancing of the existing 1st Lien Agreement. We continue to believe that the Company and its financial advisors would be successful in raising such financing.

We ask the directors of the Company to use the current window of accommodative capital market conditions to refinance its entire capital structure in a way that reduces cash interest expense and rationalizes collateral arrangements.  Doing so will maximize value fully for all shareholders.

Sincerely,

Lonestar Capital Management LLC

By:/s/ Jerome Simon

     Jerome Simon

     Managing Member

One Maritime Plaza, Suite 1105 • San Francisco, CA 94111 • Tel: (415) 362-7677 • Fax: (415) 362-7977
Page 10 of 10 Pages